Water is the driv[illegible] force of all nature.

Leonardo da Vinci



2007 Annual Report

ConnecticutWater



To understand water is the cosmos, the marvels of nature

Masaru Emoto in "The Hidden Messages in Water"

WE USE ROUGHLY 25 TRILLION GALLONS OF WATER EACH YEAR IN THE UNITED STATES. CONNECTICUT WATER CUSTOMERS USED 7.3 BILLION GALLONS FOR HOMES, BUSINESSES, INDUSTRY, AND LOCAL GOVERNMENTS IN 2007.

o understand

and life itself.

Water is the lifeblood o
our economy, our nation

Stephen Johnson, EPA Administrator

OVER 326 MILLION TRILLION GALLONS OF WATER EXIST ON THE PLANET EARTH. CONNECTICUT WATER CARES FOR 6,150 ACRES OF LAND, OF WHICH NEARLY 5,550 ACRES ARE FOR EITHER WATERSHED OR AQUIFER PROTECTION. CONNECTICUT WATER HAS MORE THAN 150 GROUNDWATER SOURCES AND 18 RESERVOIRS.



our bodies,
and our well-being.



Water is life's mater a
mother and medium.
There is no life without

Albert Szent-Gyorgyi (Hungarian Biochemist, 1937 Nobel Prize for Medicine, 1893-1986)



l matrix,

vater.



Individuals in the U.S. use more than 150 gallons of water per day. Connecticut Water serves more than 86,000 customers, or nearly 300,000 people. One of the water sources for satisfying customer demand is The Killingworth Reservoir. The reservoir stores nearly 3.2 million gallons of water, or thought of another way, 409 million ounces of water which would equal about 50 million 8 ounce glasses of water.

ACCORDING TO UNICEF, MORE THAN 1.1 BILLION PEOPLE WORLDWIDE DON'T HAVE ACCESS TO SAFE DRINKING WATER. EACH YEAR, MORE THAN 170,000 WATER QUALITY TESTS ARE CONDUCTED ON THE WATER DELIVERED TO CONNECTICUT WATER COMPANY CUSTOMERS. THAT'S MORE THAN 450 TESTS EVERY DAY.



Water is the only drink

Henry David Thoreau (American Essayist, Poet, and Philosopher, 1817–1862)


for a wise

Dear Shareholders,

Last year, I outlined a new strategy for growth made up of three components – infrastructure investment and recovery, acquisitions, and service offerings. We moved forward on all three fronts during the year, achieving solid financial results and positioning the Company for further success down the road.

2007 Financial Results

Net income from continuing operations increased 31% to $8.8 million from $6.7 million in 2006. Basic earnings per share from continuing operations increased to $1.06 from $0.81, or 31%. We ended the year with operating revenues of $59.0 million, a 26% increase from $46.9 million in 2006.

The main driver of the revenue increase was the successful outcome of the water rate case we had filed in July 2006. Before that, the last time we had filed for a water rate increase was in 1991. During those 15 years, we had spent over $130 million on vital water system infrastructure to serve our customers—investments that were not being recovered through our current rates. We had also seen our operating costs go up by more than 60%. After a series of hearings and an extensive review process, the Connecticut Department of Public Utility Control (DPUC) approved a Settlement Agreement on January 16, 2007, which provided the Company with a $10.9 million, or 22%, increase in annual revenues. This increase enables us to recover our pre-2007 infrastructure investments.

The increase is being implemented in two steps, 15 months apart, with the first phase effective as of January 1, 2007, and the second, as of April 1, 2008. In addition, the Agreement allowed the Company to re-open its case and request recovery of up to $15.5 million in capital investments completed and in service for the benefit of our customers in 2007. We filed for this additional increment on January 31, 2008. Pending DPUC approval, the Company will be authorized to increase its revenues an additional $2.5 million, or 4%.

Acquisitions

The second component of our growth strategy is the acquisition of water and wastewater systems, and we are pleased with our progress here as well. On June 29, 2007, we announced the acquisition of the Eastern Division of Birmingham Utilities, serving 14 towns in central and eastern Connecticut. The acquired operations bring us 2,300 customers, a population of 7,500, and over $1.6 million in anticipated annual revenues. The purchase price was $3.5 million, which was a significant discount to book value. The transaction closed on January 16, 2008.

We accomplished this acquisition through an innovative partnership with the South Central Connecticut Regional Water Authority (RWA). The RWA purchased Birmingham's operations serving Ansonia and Derby, Connecticut, which were adjacent to and connected with RWA's own operations in New Haven County. Connecticut Water acquired the balance of Birmingham's operations. Many of these utilities are near our existing operations and also include systems in close proximity to the University of Connecticut's Storrs campus, a region of great importance to us.



Eric W. Thornburg
Chairman, President, & CEO
Shown on location at
Hammonasset State Park,
one of Connecticut's largest
state parks and also a
Connecticut Water customer.

Financial Highlights

Years Ended December 31,	2007	2006	% Change
Financials (In thousands)			
Operating Revenues	$ 59,026	$ 46,945	25.7%
Non-Water Sales Earnings, net of taxes	$ 651	$ 515	26.4%
Net Income Applicable to Common Stock	$ 8,743	$ 6,913	26.5%
Common Stock (Per Share Data)			
Basic Earnings Per Average Share from Continuing Operations	$ 1.06	$ 0.81	30.9%
Stock Price (End of Year)	$ 23.57	$ 22.75	3.6%
Dividends Declared	$ 0.865	$ 0.855	1.2%
Book Value Per Share (End of Year)	$ 11.95	$ 11.60	3.0%
Operations			
Number of Customers (End of Year)	84,418	83,247	1.4%
Number of Employees (End of Year)	206	200	3.0%







We received regulatory approval for the acquisition on November 21, 2007. The DPUC decision noted that the Birmingham customers would benefit from being served by larger utilities that have the resources and capital to invest in future system improvements, as well as the expertise of highly qualified professional engineers, water treatment and distribution system operators, and customer service representatives that are already on staff. These strengths go to the very essence of our acquisition strategy.

Additionally, in November 2007 we acquired the Hilldale Park water system in Plainfield, Connecticut. The Homeowners Association there transferred the assets to Connecticut Water at no cost. The system was immediately connected to one of our own water systems. We reached similar terms with the Hillsdale Water Co-op in South Windsor, Connecticut. Earlier, in March 2007, we had completed the acquisition of the Avery Heights water system in South Windsor from the Avery Heights Homeowners Association. By connecting the Avery Heights water distribution system to one of our nearby transmission water mains, we were able to immediately solve a significant water quality problem that had been plaguing residents for some time. The problematic source of supply was retired from service. Taken together, the acquisitions of Hilldale Park, Hillsdale Water Co-op, and Avery Heights added over 275 customers to our base.

I should note that many such small and troubled water systems exist throughout Connecticut. They face water quality and quantity problems, the need to replace aging infrastructure, and the challenge of complying with increasingly stringent regulations. However, due to their size, they often lack the resources and expertise necessary to overcome these challenges. This often leads to customer service problems and occasionally to violations of regulatory standards. With over 500 separate water systems in the state, the opportunities are abundant to make acquisitions and solve these problems for customers and regulators alike. In the process, we grow our customer base and our company.

We can also grow by connecting individual existing homes to our water systems. There are many locations in Connecticut where housing developments were built before water lines were extended to them. Over time, growth in nearby areas "pulled" our systems through these existing neighborhoods. In 2007, we launched a marketing program to convert the homes in such neighborhoods from private wells to public water.

The program was very successful, adding 303 customers to our base in 2007. We focused on just five specific housing developments. In these areas, we offered a modest incentive payment to the homeowners if they connected to our system and disconnected their well. Based on our initial success, we plan to continue the program in 2008.

Together, our acquisitions (including Birmingham), the well-conversion marketing program, and organic growth expanded our utility customer base by 4% betweeen January 1, 2007 and February 29, 2008 to 86,667.





Services and Rentals

Historically, we have also been able to generate earnings from non-utility ventures. This platform represents the third component of our growth strategy. Our non-utility ventures form the Services and Rentals segment. While many utilities have tried their hand at such businesses and fallen short, we have succeeded by taking a disciplined approach. We insist that the ventures require minimal to no capital investments, involve low risk, be consistent with our core activities, and give us a sustainable competitive advantage.

The main businesses in this segment are the Linebacker® service line protection program and the contract operations business. In 2007, this segment generated $4.4 million in revenue and $651 thousand, or $.08 per share, in after-tax profit. Leading the way was the Linebacker® program, whose enrollment grew to 21,375 customers, a 3% increase from 2006.

Our contract operations business also had great success last year. An additional benefit of the Birmingham Utilities acquisition was the inclusion of Birmingham's 50 operating contracts as part of the transaction. We were able to acquire the contracts—which greatly expand our client base and the locations we serve—at virtually no cost. We are now assessing these contracts and expect them to contribute to earnings immediately.

Earlier, I mentioned the University of Connecticut. We are quite proud of the partnership we have formed with the University, in which we operate the water supply and distribution system at its Storrs campus under a long-term contract. The Storrs campus system serves a population of 25,000 and delivers 1.5 million gallons a day.

The challenges and opportunities at Storrs are unique and exciting. While Connecticut's overall population growth is modest at best, the Storrs area has above-average growth. And while most of Connecticut has abundant sources of fresh water, this region does not. Regional solutions to the water supply challenges of this area are in order, and the partnership with UConn enables us to collaborate on a solution. The partnership also gives our brand a high-profile presence in this region of the state. We believe our company has the ideal combination of skills and resources to partner with the University and the surrounding communities to meet the water supply challenges and achieve their growth goals. Additionally, we now have utility operations of our own in Mansfield, adjacent to Storrs, as a result of the Birmingham acquisition. The partnership represents an opportunity for us to participate in solving the water supply challenges of the region while expanding our geographic reach.

Other 2007 Highlights

On June 19, 2007, Connecticut Governor M. Jodi Rell signed into law House Bill no. 7178, The Water Infrastructure and Conservation Adjustment (WICA) Act. The bill had passed both houses of the state legislature unanimously. This new tool will allow water utilities to recover, through DPUC-approved surcharges on customer bills, the capital expended to replace aging infrastructure, primarily water mains.



The utilities can increase their revenues by up to 5% per year or 7.5% between rate cases. As a result, the law is expected to materially increase the number of pipelines replaced and the pace at which the work is done.

Replacing aging pipeline infrastructure is now the greatest challenge for water utilities nationwide. Piping systems largely installed from roughly 1900 through the end of World War II are reaching the end of their useful lives. These unseen elements can represent 80% of the total investment in a given water system. Moreover, replacing a foot of pipe today can cost 200 times the price originally paid to install it. And yet as the piping ages, it leaks, wasting both a valuable resource and the electricity consumed to deliver it to customers.

We were instrumental in developing the WICA legislation and building the consensus among stakeholders to achieve its passage. We are also working closely with the DPUC to develop pipeline asset management plans that will allow for water main replacement based on a consistent and sound set of criteria. Connecticut Water is working to lead the industry in addressing this important issue before it becomes a crisis.

The WICA legislation is a significant milestone in our state. It demonstrates that Connecticut regulators understand the infrastructure replacement challenges facing water companies, and are willing to be creative and supportive. It also reflects a shared commitment to customers. Both water companies and regulators want to address the infrastructure problem quickly, and in the most economical way possible.

Connecticut Water's commitment to customers can also be seen in its customer satisfaction ratings. In 2007, we achieved an overall score of 92.1% on the Customer Satisfaction Index developed for utilities by the Center for Research and Public Policy. The Center, an affiliate of Sacred Heart University, conducts our survey by calling randomly selected customers. Customers are asked about our water quality, customer service, personnel, and community activities, and about their own expectations, demographics, and general perceptions of our brand. The survey provides us with vital feedback which we use to further improve our service and drive customer satisfaction. While satisfied customers are the right thing to strive for, the trust that goes with it is mission-critical. Water rates will continue to rise in the future as aging infrastructure is replaced. Without the public's trust, the way forward will be more difficult.

Our team is proud of our customer satisfaction score, which reflects world-class service. And I am proud of our team. During the year, their accomplishments were recognized outside the Company as well. Our employees earned the Connecticut Construction Industry Association's Annual Safety Recognition Award for the fourth consecutive year. Additionally, during its Mercury Awards competition, the Public Relations Society of America recognized our customer and employee communication initiatives with Gold Awards. And the Boston Club (an organization of nearly 600 women senior executives and professionals) recognized Connecticut Water Service with a Corporate Salute Award for having four outstanding women on its Board of Directors.







Some Closing Thoughts

I believe there is something special about our water service professionals – they have a public service ethic coupled with the spirit of private enterprise. And I thank them for all of the results we achieved in 2007. I, and the rest of the Company's leadership team, have a responsibility to serve them, to make sure they have what they need to serve our customers. We believe that satisfied employees satisfy customers. To that end, our strategy is to foster honesty, trust, and respect; encourage feedback; and communicate with straight talk. We are deeply committed to these values.

Building trust with customers and employees is critical. And so is building trust with our shareholders. Your investment in Connecticut Water represents a trust that we will never take for granted. We have paid a dividend for over 51 years (quarterly since September 1956) and have raised the dividend in each of the last 38 years. Our dividend yield of 3.7% was #1 among the top 10 publicly traded water utilities in the country in 2007. Our total return of 7.4%, was ranked #2, according to data provided by Standard and Poor's.

We are committed to extending our track record of consistent financial performance—a record marked by high earnings quality, a strong balance sheet, conservative financial management, and a strong dividend yield.

We know that our growth strategy—with its focus on the core water utility and profitable service offerings—will move us forward and will deliver for shareholders, customers, and employees alike.

Finally, I would like to thank our Board of Directors for their support and encouragement throughout my first two years with Connecticut Water. Our lead Director, Don Wilbur, has been invaluable, offering sound advice and feedback to me along the way. I would also recognize Director Ron Lengyel for his service to the Board and our shareholders. Mr. Lengyel will retire from the Board in May after more than 10 years of service.

On behalf of my colleagues at Connecticut Water and the Board, we thank you for your support and look forward to a success-filled 2008.

All the Best!

Eric W. Thornburg
Chairman, President, & CEO

Basic Earnings per Share from Continuing Operations



0.96
0.72
0.24
0.00
2003
2004
2005
2006
2007

Income from Water Activities

$ in Thousands



$7,200
$5,400
$3,600
$1,800
$0
2003
2004
2005
2006
2007

Service

$ in Thousand



$3,000
$2,000
$1,000
$0
2003

tals Reve…es



2006
2007

Company-Funded Capital Expenditures

$ in Thousands



$20,000
$12,000
$8,000
$4,000
$0
2003
2004
2005
2006
2007

One-Year Total Return to Shareholders



20%
16%
12%
8%
4%
0%
CWS
S&PI
S&PU

CWS = Connecticut Water Service, Inc.;
S&PI = S&P 500 Index; S&PU = S&P Utilities



Areas in blue show the towns where The Connecticut Water Company provided water service in 2007.

Areas in green show the towns where the newly acquired Eastern Operations of Birmingham Utilities provided water service in 2007.

Connecticut Water and Subsidiaries at a Glance (as of March 1, 2008)

Connecticut Water Service, Inc. has two principal subsidiaries.

The Connecticut Water Company, which is regulated by the Connecticut Department of Public Utility Control (DPUC), supplies water to more than 86,000 customers, or nearly 300,000 people, for residential, commercial, industrial, and municipal purposes in 54 Connecticut towns.

Office Locations:
> Clinton
> Danielson (Killingly)
> East Windsor
> Mansfield
> Naugatuck
> Unionville (Farmington)

Net Utility Plant: $277,662,000 (as of December 31, 2007)

Sources: 18 reservoirs and more than 150 wells

Service Area: Connecticut Water's service area is predominately suburban and rural, and located in the eastern two-thirds of the state with the largest concentration of customers in north central Connecticut. Approximately 90% of the Company's customers are classified as residential, and about 7% are classified as commercial or industrial.

New England Water Utility Services, Inc. (NEWUS), which is not regulated by the DPUC, provides a wide variety of water- and wastewater-related services to residential, commercial, industrial, and municipal clients throughout Connecticut, Massachusetts, and Rhode Island.

Services provided by NEWUS include:
> Contract operation of water and wastewater systems for other utilities, businesses, municipalities, and the University of Connecticut's Storrs campus.
> Linebacker®, the Company's service line protection program.
> Emergency water delivery to hospitals, businesses, and private well owners via tanker truck.

Officers, Directors, and Committees

Officers

Eric W. Thornburg	Chairman, President, and Chief Executive Officer
David C. Benoit	Vice President, Finance and Chief Financial Officer and Treasurer
Kristen A. Johnson	Vice President, Human Resources
Thomas R. Marston	Vice President, Business Development
Terrance P. O'Neill	Vice President, Operations and Engineering
Maureen P. Westbrook	Vice President, Administration and Government Affairs
Peter J. Bancroft	Assistant Treasurer and Director, Rates – Forecasting
Daniel J. Meaney	Corporate Secretary
Nicholas A. Rinaldi	Controller

Directors and Committees

Age in 2008 in parentheses, followed by committee memberships

Mary Ann Hanley (51) 3, 4	Assistant to the President of St. Francis Hospital and Medical Center; Director, The Valencia Society (endowment fund)
Heather Hunt (42) 3, 4	Attorney in Stratford, Connecticut, and managing member of w.h. Robert & h.f. Hunt, LLC (a state and federal government consulting firm)
Mark G. Kachur (65) 2, 3	Retired; former Chairman, President, and Chief Executive Officer of CUNO, Inc. (filter manufacturer)
Ronald D. Lengyel (70) 1	Chairman of the Board of Naugatuck Valley Savings & Loan Association
David A. Lentini (62) 2, 5	Chairman, President, and Chief Executive Officer of The Connecticut Bank and Trust Company
Arthur C. Reeds (64) 1, 4, 5	Retired; Trustee, US Allianz Variable Insurance Products Trust, a mutual fund group affiliated with Allianz Life Insurance Company of North America
Lisa Thibdaue (55) 1	Vice President, Rates, Regulatory Affairs, and Compliance, Northeast Utilities
Eric W. Thornburg (48)	Chairman of the Board, President, and Chief Executive Officer of the Company
Carol P. Wallace (53) 1, 2, 4	President and Chief Executive Officer of Cooper-Atkins Corporation (temperature acquisition instruments manufacturer)
Donald B. Wilbur (66) 2, 3, 4	Retired; former Plant Manager, Unilever HPC, USA (personal products manufacturing)

1 Audit Committee appoints, compensates, and oversees the work of the independent auditors of the Company and The Connecticut Water Company and monitors the Company's financial reporting process and internal control system.

2 Compensation Committee determines officer compensation and the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; and administers the Performance Stock Programs.

3 Corporate Governance Committee reviews the qualifications and independence standards of director nominees and makes recommendation to the Board and reviews the overall effectiveness of the Board.

4 Executive Committee acts on behalf of the Board whenever the Board is not in session; recommends chief executive officer succession.

5 Pension Trust and Finance Committee reviews the Pension Trust Fund of The Connecticut Water Company Employee Retirement Fund, the employee Savings Plan (401(k)), the VEBA Trust Fund for retiree medical benefits, and the Supplemental Executive Retirement Program; reviews and determines actuarial policies and investment guidelines; selects the investment managers; and makes recommendations to and advises the Board on financial policy and issuance of securities.

Selected Financial Data

Years Ended December 31, (thousands of dollars except per share amounts and where otherwise indicated)	2007	2006	2
Consolidated Statements of Income			
Continuing Operations			
Operating Revenues	$ 59,026	$ 46,945	$ 47,
Operating Expenses	$ 46,324	$ 39,962	$ 37,
Other Utility Income, Net of Taxes	$ 552	$ 542	$
Total Utility Operating Income	$ 13,254	$ 7,525	$ 10,
Interest and Debt Expense	$ 4,411	$ 4,461	$ 3,
Income from Continuing Operations	$ 8,781	$ 6,708	$ 7,
Cash Common Stock Dividends Paid	$ 7,146	$ 7,014	$ 6,
Dividend Payout Ratio from Continuing Operations	81%	105%	9
Weighted Average Common Shares Outstanding	8,270,494	8,227,953	8,094,
Basic Earnings Per Common Share from Continuing Operations	$ 1.06	$ 0.81	$ 0
Number of Shares Outstanding at Year-End	8,376,842	8,270,394	8,169,
ROE on Year-End Common Equity	8.8%	7.0%	7
Declared Common Dividends Per Share	$ 0.865	$ 0.855	$ 0.8
Consolidated Balance Sheet			
Common Stockholders' Equity	$ 100,098	$ 95,938	$ 94,0
Long-Term Debt (Consolidated, Excluding Current Maturities)	$ 92,285	$ 77,347	$ 77,4
Preferred Stock	$ 772	$ 772	$ 8
Total Capitalization	$ 193,155	$ 174,057	$ 172,3
Stockholders' Equity (Includes Preferred Stock)	52%	56%	5
Long-Term Debt	48%	44%	4
Net Utility Plant	$ 277,662	$ 263,187	$ 247,7
Total Assets	$ 360,813	$ 328,140	$ 306,0
Book Value—Per Common Share	$ 11.95	$ 11.60	$ 11
Operating Revenues by Revenue Class			
Residential	$ 38,354	$ 29,067	$ 29,9
Commercial	$ 6,762	$ 5,652	$ 5,6
Industrial	$ 1,764	$ 1,589	$ 1,5
Public Authority	$ 1,924	$ 1,507	$ 1,6
Fire Protection	$ 9,482	$ 8,708	$ 8,2
Other (Including Non-Metered Accounts)	$ 740	$ 422	$ 4
Total Operating Revenues	$ 59,026	$ 46,945	$ 47,4

Number of Customers (Average)	84,023	82,552	81,2
Billed Consumption (Millions of Gallons)	7,257	6,918	7,2
Number of Employees	206	200	1

	2004	2003	2002	2001	2000	1999	1998	1997
	$ 46,008	$ 44,598	$ 43,278	$ 42,885	$ 41,512	$ 42,624	$ 40,303	$ 40,917
	$ 35,487	$ 33,380	$ 31,917	$ 31,651	$ 30,263	$ 31,324	$ 29,457	$ 29,972
	$ 520	$ 465	$ 316	$ 276	$ 261	$ 135	$ 221	$ 203
	$ 11,041	$ 11,683	$ 11,677	$ 11,510	$ 11,510	$ 11,435	$ 11,067	$ 11,148
	$ 3,451	$ 4,369	$ 4,241	$ 4,290	$ 4,402	$ 4,447	$ 4,552	$ 4,521
	$ 9,163	$ 8,890	$ 8,318	$ 8,637	$ 7,925	$ 7,489	$ 7,159	$ 7,027
	$ 6,641	$ 6,529	$ 6,277	$ 6,105	$ 5,890	$ 5,688	$ 5,519	$ 5,419
	72%	73%	75%	71%	74%	76%	77%	77%
	,999,318	7,956,426	7,717,608	7,619,031	7,604,546	7,593,376	7,579,176	7,563,080
	$ 1.15	$ 1.12	$ 1.08	$ 1.13	$ 1.04	$ 0.99	$ 0.94	$ 0.93
	,035,199	7,967,379	7,939,713	7,649,362	7,604,594	7,596,141	7,580,879	7,567,905
	10.4%	10.7%	10.4%	12.2%	11.8%	11.5%	11.4%	11.6%
	$ 0.835	$ 0.825	$ 0.814	$ 0.804	$ 0.795	$ 0.787	$ 0.778	$ 0.769
	$ 87,865	$ 83,315	$ 79,975	$ 70,783	$ 67,110	$ 64,915	$ 62,572	$ 60,458
	$ 66,399	$ 64,754	$ 64,734	$ 63,953	$ 66,283	$ 67,099	$ 67,386	$ 59,906
	$ 847	$ 847	$ 847	$ 847	$ 847	$ 847	$ 847	$ 847
	155,111	$ 148,916	$ 145,556	$ 135,583	$ 134,357	$ 133,003	$ 130,941	$ 121,340
	57%	57%	56%	53%	51%	49%	48%	51%
	43%	43%	44%	47%	49%	51%	52%	49%
	241,776	$ 235,098	$ 229,097	$ 202,330	$ 193,169	$ 187,613	$ 182,202	$ 178,168
	290,940	$ 281,345	$ 264,799	$ 231,714	$ 222,546	$ 218,323	$ 212,584	$ 206,561
	$ 10.94	$ 10.46	$ 10.07	$ 9.25	$ 8.82	$ 8.55	$ 8.25	$ 7.99
	$ 28,974	$ 27,831	$ 27,310	$ 27,318	$ 26,056	$ 27,077	$ 25,495	$ 25,816
	$ 5,479	$ 5,327	$ 5,141	$ 5,024	$ 4,920	$ 5,160	$ 4,820	$ 4,890
	$ 1,635	$ 1,616	$ 1,709	$ 1,687	$ 1,905	$ 1,850	$ 1,747	$ 1,962
	$ 1,430	$ 1,302	$ 1,245	$ 1,272	$ 1,294	$ 1,374	$ 1,208	$ 1,218
	$ 8,087	$ 8,026	$ 7,355	$ 7,110	$ 6,884	$ 6,788	$ 6,660	$ 6,698
	$ 403	$ 496	$ 518	$ 474	$ 453	$ 375	$ 373	$ 333
	$ 46,008	$ 44,598	$ 43,278	$ 42,885	$ 41,512	$ 42,624	$ 40,303	$ 40,917
	87,259	86,145	82,119	78,156	70,067	68,945	67,855	66,787
	7,801	7,640	7,418	7,259	6,082	6,430	6,047	6,049
	193	195	191	181	184	180	189	190

Shareholder/Investor Information

Shareholder & Investor Contact

Daniel J. Meaney
Corporate Secretary
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413
Tel: 1-800-428-3985, Ext. 3016
Fax: 1-860-669-5579
Website: www.ctwater.com
Email: dmeaney@ctwater.com

Annual Meeting

Thursday, May 15, 2008
Mystic Marriott
625 North Road (Route 117)
Groton, Connecticut 06340

Independent Public Accountants

PricewaterhouseCoopers LLP
Stamford, Connecticut 06904

Transfer Agent and Internet Access for Registered Shareholder Accounts

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
Tel: 1-800-368-5948
Fax: 1-908-497-2318
(from 8:00 AM to 7:00 PM EST)
Website: www.rtco.com
Email: info@rtco.com

Number of Registered Shareholders

Accounts as of March 1, 2008: 4,200

Legal Counsel

Murtha Cullina LLP
Hartford, Connecticut 06103

Stock Trading, Dividends, Preferred Stock

- Common Stock of Connecticut Water Service, Inc. is traded on NASDAQ; symbol CTWS. Projected dividend dates are 3/17/08, 6/16/08, 9/15/08, and 12/15/08.
- Cumulative Preferred A is not publicly traded. The current quarterly dividend is $0.20 per share.
- Preferred 90 is traded on NASDAQ; symbol CTWSP. The current quarterly dividend is $0.225 per share.

Dividend Tax Status

- The Company estimates that all common stock dividends paid in 2007 are taxable as dividend income. Registered shareholders receive the appropriate tax forms from Registrar and Transfer Company in January for dividends received in the previous year.

Features of the CTWS Dividend Reinvestment and Common Stock Purchase Plan

- $25 minimum/$1,000 maximum optional monthly reinvestment
- Automatic cash reinvestment withdrawals from your bank account
- IRA option
- Optional cash reinvestments are made on the 15th of every month. (Checks for reinvestment should be payable to Registrar and Transfer Company and received by R&TC 5 business days before the 15th.) Plan Prospectus available at www.rtco.com or ctwater.com.

Connecticut Water,

as a conservator of the environment,

is committed to managing natural

resources in a manner that promotes

water conservation, source protection,

and preservation of open space

while meeting our customers'

needs for a reliable supply of

high-quality drinking water

that meets all state and federal

drinking water standards.


ConnecticutWater
END